NEWS RELEASE

Alderon Joins CN Rail Feasibility Study

August 13th, 2012	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that it has committed to work with Canadian National Railway Company (“CN”) on a feasibility study for a proposed rail line and terminal handling facility to connect the Labrador Trough to the Port of Sept-Iles, QC. This proposed multi-user rail line is expected to include a fully operational and continuous railroad network, as well as a multi-user material handling facility located at the Port of Sept-Iles.  Alderon remains committed to concluding an initial agreement with Quebec North Shore and Labrador Railway owned and operated by the Iron Ore Company of Canada and with the Chemin de fer Arnuad owned and operated by Cliffs Natural Resources, both of which are common carriers under Canadian Federal law.  Alderon management is of the view that the development of a second railway option in the future is in Alderon’s best long term interests and further that the proposed terminal handling facility at the port would also add optionality to Alderon’s current business plan.

CN, its partner in the venture, La Caisse de dépôt et placement du Québec (the “Caisse”), along with a number of iron ore exploration and mining companies, including Alderon, are participating in the feasibility study, which will examine the cost and engineering parameters of the proposed rail network and associated infrastructure.

“By entering into this agreement, Alderon will be able to evaluate all potential alternatives to transport its product from its Kami Mine site to the Port of Sept-Iles,” states Tayfun Eldem, President and CEO of Alderon.  “The additional development of a multi-user material handling facility at the Port would supplement the new multi-user deep water dock facility we have also secured access to.”

CN has announced that to advance the process as quickly as possible, it will coordinate the application with the Canadian Environmental Assessment Agency for the required permits for the project. This will allow the feasibility study to be launched along with the appropriate consultations with all relevant stakeholders, including First Nations.

Under the terms of the agreement with CN, Alderon will commit to fund $1.5 million for the feasibility study that will be carried out over the next twelve months and to secure capacity on the new rail line. The funds would be refunded to Alderon under certain circumstances.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  Alderon’s Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
T: 514-281-9434	T: 709-576-5607	T: 709-944-4820	T: 416-309-2138	T: 604-681-8030
F: 514-281-5048	F: 709-576-7541	F: 709-944-4827	F: 416-861-8165	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to (i) the proposed rail line and terminal handling facility, (ii) the use of the Québec North Shore & Labrador Railway; and (iii) expectations for permits and regulatory approvals.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.